[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 17, 2013

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Zoetis Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed January 11, 2013

File No. 333-183254

Dear Mr. Riedler:

On behalf of Zoetis Inc. (the “Company”), enclosed please find a copy of Amendment No. 5 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 4 to the Registration Statement filed with the Commission on January 11, 2013.

Set forth below is the Company’s response to the staff of the Commission’s (the “Staff”) comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Staff’s letter of January 14, 2013 (the “Comment Letter”) and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Jeffrey P. Riedler

Securities and Exchange Commission

January 17, 2013

Management, page 122

Annual incentive plan, page 130

1.	On page 130, you discuss the funded pool based on Pfizer’s performance on three financial metrics that is used to fund incentive compensation. Please expand your discussion of this pool to address the following topics:

•	Please discuss the maximum level of achievement for each financial performance metric taken into account to determine the pool that funds incentive compensation (i.e. total revenues, adjusted diluted earnings per share, and cash flow from operations);

•	Please discuss the achievement of each financial performance metric; and

•	Please disclose the total pool for incentive compensation in 2012.

In response to the Staff’s comment, the Company respectfully informs the Staff that the information requested by the Staff’s comment is not currently available and the Company does not expect that such information will be available prior to when the Company expects to request acceleration of the effectiveness of the Registration Statement.

The Company will provide disclosure related to the funded pool that is consistent with the disclosure contained in Amendment No. 2 to the Registration Statement with respect to 2011 once such information for 2012 becomes available. In the event such information becomes available after the effectiveness of the Registration Statement, the Company will provide such information in a Current Report on Form 8-K. In the event such information becomes available prior to the effectiveness of the Registration Statement, the Company will provide such information in a free writing prospectus or pre-effective amendment to the Registration Statement.

2.	We note that each named executive officer was eligible to be awarded by Zoetis non-equity incentive plan compensation for the 2012 fiscal year under the Global Performance Plan. When you have determined the level of the 2012 incentive awards, please expand your disclosure in this section to describe the factors considered by the Compensation Committee in determining the amounts awarded. Your disclosure should address the following topics, as applicable:

•	The intended relationship between the level of achievement of corporate and individual performance objectives and the amount of cash incentive bonus to be awarded;

•	The evaluation by the Compensation Committee of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them; and

•	Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

In response to the Staff’s comment, the Company respectfully informs the Staff that the information requested by the Staff’s comment is not currently available and the

Jeffrey P. Riedler

Securities and Exchange Commission

January 17, 2013

Company does not expect that such information will be available prior to when the Company expects to request acceleration of the effectiveness of the Registration Statement.

The Company will provide disclosure related to the incentive awards that is consistent with the disclosure contained in Amendment No. 2 to the Registration Statement with respect to 2011 once such information for 2012 becomes available. In the event such information becomes available after the effectiveness of the Registration Statement, the Company will provide such information in a Current Report on Form 8-K. In the event such information becomes available prior to the effectiveness of the Registration Statement, the Company will provide such information in a free writing prospectus or pre-effective amendment to the Registration Statement.

* * * * *

Jeffrey P. Riedler

Securities and Exchange Commission

January 17, 2013

Please telephone the undersigned at (212) 735-3497 if you have any questions or require any additional information.

Very truly yours,

/s/ Stacy J. Kanter

Stacy J. Kanter

cc:	Vanessa Robertson, Securities and Exchange Commission

Joel Parker, Securities and Exchange Commission

Rose Zukin, Securities and Exchange Commission

Bryan Pitko, Securities and Exchange Commission

Juan Ramón Alaix, Chief Executive Officer, Zoetis Inc.

Heidi Chen, Executive Vice President, General Counsel and Corporate Secretary, Zoetis Inc.

Bryan Supran, Senior Vice President and Associate General Counsel, Pfizer Inc.

Dwight Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

Larry Bradley, KPMG LLP